Irwin Financial
Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-
0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



NEWS RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

April 19, 2002   For immediate release

**IRWIN FINANCIAL CORPORATION ANNOUNCES
FIRST QUARTER EARNINGS CONFERENCE CALL**

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release its
First Quarter 2002 operating results on April 23, 2002.

At 1:00 p.m. EDT, 12:00 p.m. CDT, on April 23rd, the Corporation will hold a conference call to
review results. The toll-free number to join the call will be 866.418.3599, please tell the operator
you would like to join the Irwin Financial call. A company news release regarding the topic of
the call will be available on PRNewswire before the call. Greg Ehlinger, Senior Vice President
and CFO of Irwin Financial Corporation, and Bob Griffith, President, Irwin Mortgage
Corporation, will be the speakers on the call.

Information provided and statements made during the call that are not purely historical are
forward-looking statements within the meaning of the Private Securities Litigation Reform Act
of 1995, including statements regarding the company's expectations, hopes, beliefs and
intentions on strategies regarding the future. It is important to note that the company's actual
future results could differ materially from those projected in such forward-looking statements
because of a number of factors, including, but not limited to, general economic, business and
financing conditions, governmental action, competitor activity, expense volatility, changes in
applicable accounting policies or principles, and other risks detailed from time to time in IFC
Securities and Exchange Commission filings.

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized
financial services companies organized as a bank holding company, with a history tracing to
1871. The Corporation, through its five major subsidiaries -- Irwin Mortgage Corporation, Irwin
Home Equity Corporation, Irwin Union Bank, Irwin Capital Holdings, and Irwin Ventures --
provides a broad range of financial services to consumers and small businesses in selected
markets in the United States and Canada.